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Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

October 15, 2020

CONFIDENTIAL

Ms. Katherine Bagley

Ms. Lilyanna Peyser

Office of Trade & Services

Division of Corporation Finance

Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                           Kuke Music Holding Limited
Draft Registration Statement on Form F-1
Confidentially Submitted September 8, 2020
CIK No. 0001809158

Dear Ms. Bagley and Ms. Peyser:

On behalf of our client, Kuke Music Holding Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the staff’s letter dated October 5, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on September 8, 2020 relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”).  Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.  Simultaneously with the submission via EDGAR, the Company is delivering to the staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the submitted exhibits.

PARTNERS:   Pierre-Luc Arsenault3 | Manas Chandrashekar6 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan9 | Nicholas A. Norris6 | Paul S. Quinn | Michael D. Rackham6 | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:   Michelle Cheh8 | Daniel Dusek3 | James A. Hill6 | David M. Irvine6 | Benjamin W. James4 | Cori A. Lable2 | Wei Yang Lim6 | Xiaoxi Lin3 | Yazhe Liu3 | Daniel A. Margulies6 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3

ADMITTED IN:   1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Singapore; 8 Victoria (Australia); 9 New South Wales (Australia); # non-resident

Beijing   Boston   Chicago   Dallas   Houston   London   Los Angeles   Munich   New York   Palo Alto   Paris   San Francisco   Shanghai   Washington, D.C.

The staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1

Prospectus Summary

Conventions That Apply to This Prospectus, page 5

1.                            We note your disclosure that “‘student interest training market,’ ‘student art education market,’ ‘student music education market,’ ‘student musical instrument training market,’ and ‘student piano education market’ refer to markets for students aged between 3 and 18.” Please clarify whether these markets are defined by number of students, tuition spend by these students, or another measure, and the relevant time period, if any, by which you measure these markets.

In response to the Staff’s comments, the Company has revised the disclosure on page 6 of the Revised Draft Registration Statement. The Company respectfully directs Staff’s attention to pages 90 and 91 of the Draft Registration Statement for disclosure on the relevant time period by which these markets are measured.

Risk Factors

Risks Related to Our Business and Industry

“Our recent or future acquisitions or strategic investments may fail . . .”, page 15

2.                            Please briefly describe the “challenges regarding the integration of BMF with [y]our existing business.”

In response to the Staff’s comments, the Company has revised the disclosure on page 15 of the Revised Draft Registration Statement.

“We may not have obtained complete licenses with respect to certain content we offer.”, page 16

3.                            We note your disclosure that “[t]here is no guarantee that [you] have all of the licenses for the content available on [y]our platform.”  Please briefly describe the process, if any, you use to identify or verify the copyright ownership of the music content offered on your platform.

In response to the Staff’s comments, the Company has revised the disclosure on pages 16 and 17 of the Revised Draft Registration Statement.

“Certain of our content offerings may be found objectionable . . .”, page 18

4.                            Please briefly describe the process, if any, by which you determine whether the content you provide will be found objectionable by the PRC government.

In response to the Staff’s comments, the Company has revised the disclosure on page 19 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that, as of the date of this response letter, it has not received any objection from the PRC government regarding the content it provides.

“Minimum guarantees required under certain of our license agreements . . .”, page 18

5.                            You disclose that “[c]ertain of [y]our license agreements require that [you] make minimum guarantee payments to the licensors.”  To provide additional context for investors, please clarify the portion of your license agreements that have these minimum guarantees, and disclose the typical minimum guarantee payments under these agreements.

In response to the Staff’s comments, the Company has revised the disclosure on page 18 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the amount of minimum guarantee payments varies significantly under license agreements with different licensors, ranging from RMB3,000 per agreement to US$1,674,000 per year, depending on the market position of the licensor and the nature of licensed content.

Risks Related to Our Corporate Structure

“PRC laws and regulations over direct investment in and loans to PRC entities . . .”, page 35

6.                            We note your disclosure that “PRC laws and regulations may significantly limit [y]our ability to use Renminbi converted from the net proceeds of this offering to fund the establishment of new entities in China by [y]our PRC subsidiaries, to invest in or acquire any other PRC companies through [y]our PRC subsidiaries, to fund [y]our existing VIEs or to establish and fund new variable interest entities in China.” In light of these limitations on direct investment and loans to PRC entities, please quantify the amount of loans or capital contributions you anticipate being able to make to your PRC subsidiaries or VIEs following this offering.

In response to the Staff’s comments, the Company has revised the disclosure on pages 35 and 36 of the Revised Draft Registration Statement.

“We face certain risks relating to the real properties that we lease.”, page 39

7.                            We note your disclosure that “[y]our lease agreements for these properties have not been registered with the PRC governmental authorities as required by PRC law,” and “[a]lthough the failure to do so does not in itself invalidate the leases, [you] may be ordered by the PRC government authorities to rectify such noncompliance and, if such non-compliance is not rectified within a given period of time, [you] may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each unregistered lease agreement.” Please disclose the cost of rectifying noncompliance and, if such non-compliance is not rectified, the extent of your total liability for potential fines imposed by the PRC government authorities, if estimable at this time. Please also disclose whether you intend to register the leases, as required by PRC law, and if not, please explain why you have decided not to register these leases.

In response to the Staff’s comments, the Company has revised the disclosure on page 39 of the Revised Draft Registration Statement.

“Our business may be negatively affected by the potential obligations . . .”, page 42

8.                            We note your disclosure that “employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties,” and “[c]ertain of [y]our VIEs have historically failed to promptly make social insurance and housing fund contributions in full for their employees.” Please quantify the amount of late payments fees, fines, and/or other penalties for which your VIEs may be liable, if estimable.

In response to the Staff’s comments, the Company has revised the disclosure on page 42 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that, given the difficulty of estimating the potential penalty with accuracy, it believes that an estimation of the penalty would not be meaningful to investors.

Risks Related to Our ADSs and This Offering

“Your rights to pursue claims against the depositary as a holder of ADSs . . .”, page 48

9.                            You disclose that “any action or proceeding against or involving the depositary arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York,” and “[t]he depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, which may include claims arising under the federal securities laws, although the arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the U.S. federal securities laws in federal courts.” Please clarify the extent to which the exclusive jurisdiction provision in the deposit agreement applies to claims under the Securities Act and Exchange Act.  Please also disclose any risks or other impacts on investors related to the exclusive jurisdiction and arbitration provisions, including increased costs to bring a claim, and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Please disclose whether the arbitration provision will apply to purchasers in secondary transactions. If the provision is not intended to apply to secondary purchasers, please disclose any difference in rights between primary and secondary purchasers; please also clearly describe how the provision will be implemented if it applies differently to primary and secondary purchasers. Finally, please confirm that your deposit agreement will describe the extent to which these provisions apply to Securities Act and Exchange Act claims, or tell us how you will make future investors aware of the provision’s applicability.

In response to the Staff’s comments, the Company has revised the disclosure on pages 48, 49 and 158 of the Revised Draft Registration Statement. The Company confirms that it will describe in the depositary agreement the extent to which the exclusive jurisdiction and arbitration provisions apply to claims under the Securities Act and the Exchange Act. The Company respectfully advises the Staff that it has not selected a depositary bank or negotiated the terms of the deposit agreement in connection with the proposed public offering. Therefore, all the disclosure regarding the deposit agreement is subject to the finalized deposit agreement.

“ADS holders may not be entitled to a jury trial . . .”, page 48

10.                     Please disclose whether the jury trial waiver provision in the deposit agreement will apply to purchasers in secondary transactions. If the provision is not intended to apply to secondary purchasers, please disclose any difference in rights between primary and secondary purchasers. Please also clearly describe how the provision will be implemented if it applies differently to primary and secondary purchasers.

In response to the Staff’s comments, the Company has revised the disclosure on pages 49 and 158 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Results of Operations, page 70

11.                     We note your discussion of the COVID-19 pandemic as a key factor affecting your results of operations. Please revise your discussion of Results of Operations and Liquidity to discuss the specific impacts of COVID-19 on your operations and liquidity. As a related matter, please provide more detail describing the potential effect of the pandemic on your revenues related to the BMF acquisition and any other live events, as well as the manner in which transitioning from a live event format to a streaming format has or may in the future materially affect your revenue. Finally, please disclose whether you expect to stream other events in the future, instead of offering live performances. Please make necessary conforming changes throughout your prospectus, including in your Summary and Risk Factors sections. For guidance, see CF Disclosure Guidance: Topic No. 9A, available on our public website.

The Company acknowledges the Staff’s comment and has revised disclosures on pages 14, 15, 73, 100 and 111 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that, as the restrictions on public gathering and concerns of contracting COVID-19 have lessened in China, the Company has organized more on-ground, live music events since the last submission and plans to continue to organize such events while complying with local health and safety requirements.

The Company respectfully advises the Staff that it is in the process of preparing subsequent audited financial statements and will include additional disclosure on the impact of COVID-19 under the “Results of Operations” and “Liquidity and Capital Resources” sections in a future amendment to the Revised Draft Registration Statement.

Ability to Expand Our Distribution Network, page 71

12.                     You disclose that “[you] share certain percentages of [y]our smart music education revenue and music subscription revenue with distributors.” Please disclose the typical revenue percentage you share.

In response to the Staff’s comments, the Company has revised the disclosure on pages 72, 104 and 105 of the Revised Draft Registration Statement.

Results of Operations, page 77

13.                     Throughout your discussion of your Results of Operations, where you reference multiple factors affecting changes in line items, please quantify the contributions of each factor. For example, we note your disclosure that “[y]our licensing and subscription revenue decreased by 9.3% from RMB90.3 million in 2018 to RMB81.9 million (US$11.8 million) in 2019, primarily due to decreased subscription revenue caused by the loss of two high grossing customers, partially offset by increased licensing revenue generated from licensing additional content to new licensees.” Please quantify the decrease in subscription revenue caused by the loss of your two high grossing customers, and the licensing revenue generated from licensing additional content. Please make conforming changes throughout your discussion of your results of operations, where you discuss multiple factors affecting changes in line items.

In response to the Staff’s comments, the Company has revised the disclosure on pages 79, 80 and 81 of the Revised Draft Registration Statement.

Industry Overview

The Classical Music Market in China

The Live Classical Music Performance Market in China, page 89

14.                     Please provide a source for the graphics on page 90 and 93.

In response to the Staff’s comments, the Company has revised the disclosure on pages 92 and 95 of the Revised Draft Registration Statement.

Student Music Education Market in China, page 90

15.                     In an appropriate place in your filing, please define the “piano proficiency evaluation market,” and “smart music education market.”

In response to the Staff’s comments, the Company has revised the disclosure on page 94 of the Revised Draft Registration Statement.

Business Our Platform

Smart Music Education, page 103

16.                     We note your disclosure that “[you] typically share part of the tuition fees with [y]our distributors, who will then share part of the fees with collaborating kindergartens.” Please disclose the portion of fees you typically receive from your collaborations with kindergartens. Also, because you disclose that you “typically do not enter into cooperation agreements with kindergartens directly,” and “typically” share fees with distributors, please clarify whether you have any direct cooperation agreements with kindergartens and whether you engage in any other arrangements with your distributors, and briefly describe the terms of those agreements or arrangements, if applicable.

In response to the Staff’s comments, the Company has revised the disclosure on pages 72 and 105 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that, before launching the current model of offering Kukey courses, it had entered into tri-party collaboration agreements with certain kindergartens and distributors in 2018, pursuant to which the kindergartens collect tuition from students and pay an annual fee to the Company. The Company respectfully advises the Staff that it does not have any other arrangements with distributors.

Live Classical Music Events, page 109

17.                     You disclose that “[t]he sponsorship fee we charged each sponsor in 2019 ranged from RMB30,000 to RMB2.0 million.” Because this range is relatively large, please clarify how you determine the sponsorship fees charged to each sponsor.

In response to the Staff’s comments, the Company has revised the disclosure on page 112 of the Revised Draft Registration Statement.

18.                     We note your disclosure that “[r]egistered users of the BMF Club app will have unlimited streaming access to most of the performances at this year’s Beijing Music Festival.” Please disclose how users become “registered users,” and describe any fees paid by users to become a registered user of the BMF Club app.

In response to the Staff’s comments, the Company has revised the disclosure on page 111 of the Revised Draft Registration Statement.

Intellectual Property

License Agreements, page 110

19.                     Please file your exclusive and long-term license agreement and your joint venture with Naxos, and Naxos China’s license agreement, as exhibits to your registration statement, or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has filed the Digital Distribution Agreement between Beijing Kuke Music Co., Limited and Naxos Digital Services and the Shareholders’ Agreement among Naxos International (Far East) Limited, Beijing Cathay Orient Information Technology Company Limited (the predecessor of Beijing Kuke Music Co., Ltd.) and Naxos (Beijing) Culture & Communication Co., Ltd. as exhibits to the Revised Draft Registration Statement. The Company acknowledges the Staff’s comments and respectfully advises the Staff that it believes that it is not required to file the license agreements of Naxos China as these agreements have been made in the ordinary course of its business and are not agreements upon which its business is substantially dependent.

Licenses for Value-Added Telecommunications Services, page 115

20.                     Please disclose whether you have obtained the VATS license, Internet Content Provider license, and any related licenses described in this section. If not, please disclose whether you have applied for these licenses, intend to apply, or why you are not required to do so. Please disclose the same for the License for Production and Operation of Radio and TV Programs and Online Publishing Service Permit described on page 117; and the Online Culture Operating Permit and commercial performance approvals described on page 118.

In response to the Staff’s comments, the Company has revised the disclosure on pages 117, 119, 120 and 121 of the Revised Draft Registration Statement.

Description of American Depositary Shares

Limitations on Obligations and Liability, page 155

21.                     In this section, you describe certain limitations on your obligations and liability expressly limited by the deposit agreement. Please amend your filing to provide risk factor disclosure highlighting these limitations, and the related risks to shareholders.

The Company respectfully advises the Staff that it has not selected a depositary bank or negotiated the terms of the deposit agreement in connection with the proposed public offering. Accordingly, the Company acknowledges the Staff’s comments and will address this comment in a future amendment to the Revised Draft Registration Statement after the relevant terms of the deposit agreement and the corresponding disclosure have been discussed and agreed upon between the Company and the depositary bank.

*              *              *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +8610 5737 9315 (work) or +86 186 1049 5593 (cell). Questions pertaining to accounting and auditing matters may be directed to the following partner at Ernst & Young.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.          He Yu, Chairman of the Board and Chief Executive Officer

Tony Chan, Chief Financial Officer

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Amanda Mi Tang, Esq., Partner, Kirkland & Ellis International LLP

Samuel Wong, Partner, Ernst & Young

James Lin, Esq., Partner, Davis Polk & Wardwell LLP